SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                    RYANAIR LAUNCHES 6 NEW ROUTES FROM PISA

   PISA - DONCASTER, FRIEDRICHSHAFEN, KARLSRUHE BADEN, OSLO, TRAPANI VALENCIA

Ryanair, Europe's No. 1 low fares airline, today (Tuesday, 28th March 2006) announced six new routes from its base in Pisa to Doncaster, Friedrichshafen, Karlsruhe Baden, Oslo, Trapani and Valencia. Daily flights will operate to both Valencia and Trapani from the 14th September. The routes to Doncaster and Karlsruhe Baden will start on the 15th September and operate 4 days weekly while the routes to Oslo and Friedrichshafen will start on the 14th September and operate 3 days weekly. This expansion will result in an additional 200,000 passengers p.a. and brings the total number of routes operated by Ryanair at its Pisa base to 17.

Announcing the expansion in Pisa today, Ryanair's Sales Manager for Italy, Bridget Dowling, said:

        "This route expansion is good news for business and tourism in the whole region. Ryanair will now deliver 1.4M passengers p.a. through Pisa, supporting 1,400 jobs in Tuscany. Since 1998, Ryanair has carried 4M passengers to and from Pisa allowing Italian passengers and visitors to enjoy savings of EUR400M compared to the high fares charged by Alitalia.

        "These 6 new routes are available today on www.ryanair.com and we urge passengers to book immediately as demand for these new destinations will be very strong".


Ends. Tuesday, 28th March 2006

For further information:

Peter Sherrard - Ryanair     Pauline McAlester - Murray Consultants

Tel: 00 353 1 8121228        Tel: 00 353 1 4980300






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  28 March 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director